SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K


                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                      For the year ended December 31, 1998

                          Commission file number 1-7911


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                       JAMES RIVER CORPORATION OF VIRGINA
                            STOCKPLUS INVESTMENT PLAN


            B. Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office:

                             FORT JAMES CORPORATION
               1650 Lake Cook Road, Deerfield, Illinois 60015-4753

                       JAMES RIVER CORPORATION OF VIRGINIA
                            STOCKPLUS INVESTMENT PLAN
       INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                                   __________
                                                                           Page
                                                                           ----

Report of independent accountants                                              3

Financial statements:
     Statements of net assets  available for benefits,  with fund
          information as of December 31, 1998 and December 31, 1997            4

     Statement  of changes  in net  assets  available  for  benefits,
          with fund information for the year ended December 31, 1998           6

     Notes to financial statements                                             7

Supplemental schedules:

         Assets held for investment purposes as of December 31, 1998          14

         Loans or fixed income obligations in default for the year
          ended December 31, 1998                                              *

         Leases in default or classified as uncollectible for the
           year ended December 31, 1998                                        *

         Nonexempt transactions for the year ended December 31, 1998           *

         Reportable transactions for the year ended December 31, 1998         15

Exhibits to Annual Report on Form 11-K                                        16

Signatures                                                                    17

__________

         *  There were no such transactions during the period specified.



                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the James River  Corporation of
Virginia  StockPlus  Investment Plan:


     In our opinion,  the  accompanying  statements of net assets  available for
benefits  and the  related   statement  of changes in net assets  available  for
benefits, present fairly, in all material respects, the net assets available for benefits of the James River  Corporation of Virginia  StockPlus  Investment Plan
(the  "Plan") as of December  31,  1998 and 1997,  and the changes in net assets available for benefits for the year ended  December 31, 1998 in conformity  with generally accepted  accounting  principles.  These financial  statements are the responsibility  of the Plan's  management;  our  responsibility is to express an opinion on these  financial  statements  based on our audits.  We conducted  our audits of these  statements  in  accordance  with  generally  accepted  auditing standards which require that we plan and perform the audit to obtain  reasonable
assurance   about  whether  the  financial   statements  are  free  of  material
misstatement.  An audit includes examining, on a test basis, evidence supporting
the  amounts  and  disclosures  in  the  financial  statements,   assessing  the
accounting  principles  used and significant  estimates made by management,  and evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PRICEWATERHOUSECOOPERS LLP


Richmond, Virginia
May 21, 1999


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         JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1998



                                               Fort James          Crown          Fidelity          IDS New          Masterworks
                                                  Stock           Vantage         Balanced         Dimensions          S&P 500
                                                  Fund          Stock Fund          Fund              Fund            Stock Fund
------------------------------------------------------------------------------------------------------------------------------------
Cash equivalents                            $    6,853,702    $ 1,474,725       $        -        $          -      $         -

 Investments, at fair value:
    Fort James Common Stock
        (historical cost: $202,243,813)        341,346,840*           -                  -                   -                -
    Mutual funds
        (historical cost: $142,754,605)                -              -           23,160,227          50,954,300*      46,387,499*
    Loans receivable from participants                 -              -                  -                -                   -
------------------------------------------------------------------------------------------------------------------------------------
        Total investments                      341,346,840            -           23,160,227          50,954,300       46,387,499
------------------------------------------------------------------------------------------------------------------------------------

 Receivables:
    Accrued dividends                                  -               -             236,549           2,910,899        2,050,621
    Accrued interest                                 9,266           5,821               -                   -                -
------------------------------------------------------------------------------------------------------------------------------------

      Total receivables                              9,266           5,821           236,549           2,910,899        2,050,621
------------------------------------------------------------------------------------------------------------------------------------
        Total assets                           348,209,808       1,480,546        23,396,776          53,865,199       48,438,120
------------------------------------------------------------------------------------------------------------------------------------

 Liabilities:
   Due to broker for securities purchased              -               -             236,549           2,910,899        2,050,621
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                  -               -             236,549           2,910,899        2,050,621
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits            $ 348,209,808     $ 1,480,546      $ 23,160,227         $ 50,954,300     $46,387,499
====================================================================================================================================

*Indicates investments which represent 5% of more of net assets available for benefits


         JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1998



                                                JPM Pierpont       JPM Pierpont          Loans
                                                    Bond           Money Market            to
                                                    Fund               Fund           Participants           Total
-----------------------------------------------------------------------------------------------------------------------------
Assets:
Cash equivalents                                 $        -        $         -        $          -       $    8,328,427

 Investments, at fair value:
    Fort James Common Stock
        (historical cost: $202,243,813)                   -                  -                   -          341,346,840
    Mutual funds
        (historical cost: $142,754,605)            11,999,326         34,365,032*                -          166,866,384
    Loans receivable from participants                    -                  -            18,070,818         18,070,818
------------------------------------------------------------------------------------------------------------------------------
        Total investments                          11,999,326         34,365,032          18,070,818        526,284,042
------------------------------------------------------------------------------------------------------------------------------

 Receivables:
    Accrued dividends                                 209,646            138,095                 -            5,545,810
    Accrued interest                                      -                  -                   -               15,087
------------------------------------------------------------------------------------------------------------------------------
      Total receivables                               209,646            138,095                 -            5,560,897
------------------------------------------------------------------------------------------------------------------------------
        Total assets                               12,208,972         34,503,127          18,070,818        540,173,366
------------------------------------------------------------------------------------------------------------------------------

 Liabilities:
   Due to broker for securities purchased             209,646            138,095                 -            5,545,810
------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                 209,646            138,095                 -            5,545,810
------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                 $11,999,326        $34,365,032        $ 18,070,818      $ 534,627,556
==============================================================================================================================

*Indicates investments which represent 5% of more of net assets available for benefits

   The accompanying notes are an integral part of these financial statements.



          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1997


                                                  Fort James          Crown       Fidelity          IDS New    Masterworks
                                                     Stock           Vantage      Balanced         Dimensions    S&P 500
                                                     Fund          Stock Fund       Fund              Fund      Stock Fund
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
Cash equivalents                                $   5,875,914     $   55,791    $        -     $     24,748        $ -

 Investments, at fair value:
    Fort James Common Stock
        (historical cost:$199,149)                337,523,546*           -               -              -            -
    Crown Vantage Common Stock
        (historical cost: $7,922,998)                     -        4,163,964             -              -            -
    Mutual funds
        (historical cost: $114,245,698)                   -              -        16,610,190     41,810,403*  32,456,434*
    Loans receivable from participants                    -              -               -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
        Total investments                         337,523,546      4,163,964      16,610,190     41,810,403   32,456,434
-----------------------------------------------------------------------------------------------------------------------------------

 Receivables:
    Employer's contributions                          204,843            -                -             -            -
    Accrued dividends                                     -              -           833,045      3,086,105      815,669
    Accrued interest                                   14,933            285              -             -            -
-----------------------------------------------------------------------------------------------------------------------------------

        Total receivables                             219,776            285         833,045      3,086,105      815,669
-----------------------------------------------------------------------------------------------------------------------------------
           Total assets                           343,619,236      4,220,040      17,443,235     44,921,256   33,272,103
-----------------------------------------------------------------------------------------------------------------------------------

 Liabilities:
   Fund transfers in transit                          (53,028)           151         (34,311)      (314,787)      (9,961)
   Due to broker for securities purchased           2,599,974            -           867,355      3,379,988      801,508
   Other                                                  -              -           103,154            -         27,454
-----------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                         2,546,946            151         936,198      3,065,201      819,001
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits               $ 341,072,290    $ 4,219,889    $ 16,507,037   $ 41,856,055  $32,453,102
====================================================================================================================================


*Indicates investments which represent 5% of more of net assets available for benefits


           The accompanying notes are an integral part of these financial statements.







          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1997


                                                  JPM Pierpont           JPM Pierpont             Loans
                                                      Bond               Money Market               to
                                                      Fund                   Fund              Participants        Total
------------------------------------------------------------------------------------------------------------------------------------
Assets:
Cash equivalents                                       $ -                     $  -               $ -               $ 5,956,453

 Investments, at fair value:
    Fort James Common Stock
        (historical cost: $199,149,449)                  -                        -                 -               337,523,546
    Crown Vantage Common Stock
        (historical cost: $7,922,998)                    -                        -                 -                 4,163,964
    Mutual funds
        (historical cost: $114,245,698)            6,842,090               28,658,354*              -               126,377,471
    Loans receivable from participants                   -                        -          17,884,235              17,884,235

------------------------------------------------------------------------------------------------------------------------------------
        Total investments                          6,842,090               28,658,354        17,884,235             485,949,216
------------------------------------------------------------------------------------------------------------------------------------

 Receivables:
    Employer's contributions                             -                        -                 -                   204,843
    Accrued dividends                                377,909                  212,012               -                 5,324,740
    Accrued interest                                     -                        -                 -                    15,218
------------------------------------------------------------------------------------------------------------------------------------
        Total receivables                            377,909                  212,012               -                5,544,801
------------------------------------------------------------------------------------------------------------------------------------
           Total assets                            7,219,999               28,870,366        17,884,235            497,450,470
------------------------------------------------------------------------------------------------------------------------------------

 Liabilities:
   Fund transfers in transit                         333,556                   78,380               -                      -
   Due to broker for securities purchased             44,354                  133,633               -                7,826,812
   Other                                              15,805                  188,794               -                  335,207
------------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                          393,715                  400,807               -                8,162,019
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                $ 6,826,284              $28,469,559      $ 17,884,235          $ 489,288,451
====================================================================================================================================

*Indicates investments which represent 5% of more of net assets available for benefits


        The accompanying notes are an integral part of these financial statements.




          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               December 31, 1998


                                                       Fort James      Crown            Fidelity        IDS New       Masterworks
                                                          Stock        Vantage          Balanced       Dimensions       S&P 500
                                                          Fund       Stock Fund           Fund            Fund         Stock Fund
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributable to:
   Investment income:
      Cash dividends                               $ 5,540,275         $ -              $ 2,141,075    $ 2,979,158   $ 2,586,752
      Interest                                         134,888           696                  1,628          2,286         2,345
      Net appreciation (depreciation) in fair
       value of investments                         23,046,844    (2,089,947)             1,478,100      8,739,393     7,337,369
------------------------------------------------------------------------------------------------------------------------------------
      Total investment income                       28,722,007    (2,089,251)             3,620,803     11,720,837     9,926,466
------------------------------------------------------------------------------------------------------------------------------------
   Contributions:
     Participants'                                  14,446,545           -                1,826,625      5,730,931     4,726,464
     Employer's                                     14,731,091           -                   98,113        151,715       144,062
     Rollover contributions                            304,444           -                  143,897        142,043       212,733
------------------------------------------------------------------------------------------------------------------------------------
      Total contributions                           29,482,080           -                2,068,635      6,024,689     5,083,259
------------------------------------------------------------------------------------------------------------------------------------
        Total additions (deductions)                58,204,087    (2,089,251)             5,689,438     17,745,526    15,009,725
------------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributable to:
   Distributions to participants                   (29,949,580)     (335,560)            (2,244,473)    (5,433,942)   (4,759,265)
   Administrative costs                                (37,694)        1,392                 (3,140)        (3,275)       (4,003)
------------------------------------------------------------------------------------------------------------------------------------
        Total deductions                           (29,987,274)     (334,168)            (2,247,613)    (5,437,217)   (4,763,268)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) prior
   to interfund transfers                           28,216,813    (2,423,419)             3,441,825     12,308,309     10,246,457
------------------------------------------------------------------------------------------------------------------------------------
Interfund transfers:
    Transfers between investment funds             (21,831,854)     (283,000)             3,246,140     (3,419,576)     3,717,247
    Loans to participants                           (5,447,866)      (32,924)              (363,372)    (1,042,788)    (1,028,460)
    Loan repayments                                  6,200,425           -                  328,597      1,252,300        999,153
------------------------------------------------------------------------------------------------------------------------------------
        Total interfund transfers                  (21,079,295)     (315,924)             3,211,365     (3,210,064)     3,687,940
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
   available for benefits                            7,137,518    (2,739,343)             6,653,190       9,098,245    13,934,397

Net assets available for benefits:
   Beginning of year                               341,072,290     4,219,889             16,507,037      41,856,055    32,453,102
------------------------------------------------------------------------------------------------------------------------------------
   End of year                                   $ 348,209,808   $ 1,480,546           $ 23,160,227    $ 50,954,300  $ 46,387,499
====================================================================================================================================


           The accompanying notes are an integral part of these financial statements.











          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               December 31, 1998


                                                  JPM Pierpont        JPM Pierpont                  Loans
                                                      Bond            Money Market                   to
                                                      Fund                Fund                  Participants          Total
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributable to:
   Investment income:
      Cash dividends                              $ 677,283          $      -                  $      -         $   13,924,543
      Interest                                          973           1,693,002                 1,700,458            3,536,276
      Net appreciation (depreciation) in fair
       value of investments                         (37,667)               (151)                      -             38,473,941
------------------------------------------------------------------------------------------------------------------------------------
      Total investment income                       640,589           1,692,851                 1,700,458           55,934,760
------------------------------------------------------------------------------------------------------------------------------------
   Contributions:
     Participants'                                  583,591             676,276                       -             27,990,432
     Employer's                                      41,107              50,331                       -             15,216,419
     Rollover contributions                          15,508             112,097                       -                930,722
------------------------------------------------------------------------------------------------------------------------------------
      Total contributions                           640,206             838,704                       -             44,137,573
------------------------------------------------------------------------------------------------------------------------------------
        Total additions (deductions)              1,280,795           2,531,555                 1,700,458          100,072,333
------------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributable to:
   Distributions to participants                 (1,356,586)         (9,752,195)                 (852,375)         (54,683,976)
   Administrative costs                                 (25)             (2,507)                      -                (49,252)
------------------------------------------------------------------------------------------------------------------------------------
        Total deductions                         (1,356,611)         (9,754,702)                 (852,375)         (54,733,228)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) prior
   to interfund transfers                           (75,816)         (7,223,147)                  848,083           45,339,105
------------------------------------------------------------------------------------------------------------------------------------
Interfund transfers:
    Transfers between investment funds            5,284,114          13,286,929                       -                    -
    Loans to participants                          (170,693)           (285,830)                8,371,933                  -
    Loan repayments                                 135,437             117,521                (9,033,433)                 -
------------------------------------------------------------------------------------------------------------------------------------
        Total interfund transfers                 5,248,858          13,118,620                  (661,500)                 -
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
   available for benefits                         5,173,042           5,895,473                   186,583           45,339,105

Net assets available for benefits:
   Beginning of year                              6,826,284          28,469,559                17,884,235          489,288,451
-----------------------------------------------------------------------------------------------------------------------------------
   End of year                                 $ 11,999,326        $ 34,365,032              $ 18,070,818        $ 534,627,556
====================================================================================================================================



      The accompanying notes are an integral part of these financial statements.




                      JAMES RIVER CORPORATION OF VIRGINIA
                            STOCKPLUS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS





     1.   Description of the Plan: The following  description of the James River
          Corporation of Virginia StockPlus Investment Plan as amended and restated effective September 1, 1996 (the "Plan"), provides only general information on the Plan in effect as of December 31, 1998.
          Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          (a)  General
                    The Plan is a profit sharing and 401(k) plan and, generally, full-time employees of Fort James Corporation,  formerly known as
               James  River   Corporation   of  Virginia,   ("Fort  James,"  the
               "Company," or the "Employer") and its domestic  subsidiaries  are
               eligible  to  participate.   Eligible   employees  who  elect  to
               participate  are  referred  to as  "Participants".  The  Plan  is subject  to the  provisions  of the  Employee  Retirement  Income
               Security Act of 1974, as amended ("ERISA").

          (b)  Contributions
                    Participants  may  contribute up to 10% of their Annual Base
               Pay, as defined in the Plan. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

                    The Company  makes  matching  contributions  equal to 60% of employee contributions up to 6% of Annual Base Pay. Participant contributions in excess of 6% are not matched by the Company. The
               Company may also make discretionary contributions to all eligible
               Participants'  accounts  of up to 1% of  Annual  Base  Pay.  Both
               Company matching and discretionary contributions are invested in the Fort James Stock Fund.

                    Participant and Company contributions are subject to certain statutory limitations.

          (c)  Participant Accounts
                    Each Participant  account is credited with the Participant's
               contributions   and   allocations   of  the  Company's   matching
               contribution,  the Company's discretionary contribution, and Plan earnings.  Allocations of contributions  and investment  earnings are based on the Participant's contributions or account balances, as provided by the Plan. Participant accounts are charged with an allocation of administrative  expenses  including a quarterly fee and certain transaction fees, as applicable. The net appreciation
               (depreciation)  in fair value of  investments  is also  allocated
               (charged) to the  individual  Participant  accounts based on each
               Participant's share of fund investments.

          (d)  Vesting
                    Each  Participant  is 100%  vested  in his Plan  account.  A
               Participant's vested accounts may not be forfeited or refunded, except to meet anti-discrimination requirements.

          (e)  Investment Options
                    The investment  funds listed below have been established for the  investment  of Plan assets.  With the  exception of the Fort
               James Stock Fund and the Crown Vantage Stock Fund, each of the funds is a mutual fund. A mutual fund consists of a variety of investments selected by a professional manager to meet specific objectives of return and risk.

           Investment Fund                             Primary investments
           ------------------------------------------- ----------------------------------------------------------------
           Fort James Stock Fund                       Fort James Common Stock

           Crown Vantage Stock Fund                    Crown Vantage  Common Stock and cash (this fund was  liquidated over the last 6 months of 1998)

           Fidelity Balanced Fund                      Broadly  diversified  portfolio  of  high-yielding  securities, including common stocks, preferred stocks, and bonds

           IDS New Dimensions Fund                     Common stocks of U.S. and foreign  companies  showing potential for significant  growth,  preferred stocks, debt securities and money market instruments

           Masterworks S&P 500 Stock Fund              Substantially  the same  percentages  of  common  stocks as the
                                                       Standard & Poor's 500 Composite Stock Price Index

           JPM Pierpont Bond Fund                      Fixed income securities,  including U.S.  government and agency
                                                       securities,    corporate   bonds,   private   placements,   and
                                                       asset-backed and mortgage-backed securities

           JPM Pierpont Money Market Fund              High  quality U.S.  dollar  denominated  securities  which have effective maturities of not more than 13 months
           =============================================================================================================

                    All   Participant   contributions   may  be  transferred  or
               reinvested  without  restriction into any of the Plan's available investment  funds  except  the  Crown  Vantage  Stock  Fund.  The
               Company's  matching and discretionary  contributions are invested in the Fort James  Stock Fund and must  remain in that fund until the Participant reaches age 57.

       (f)     Participant Loans
                    A  Participant  is  permitted  to borrow up to the lesser of one-half of his account balance or $50,000. The minimum loan is $1,000. The maximum loan repayment term is five years, except for loans to purchase a primary residence which have a maximum repayment term of ten years. Loans bear interest at the prime rate in effect on the first day of the month in which the loan application is received plus 1%. All principal and interest payments are credited to the investment funds from which the loan was made. As of December 31, 1998 and 1997, there were 2,779 and 4,118 Participants, respectively, with outstanding loans.

      (g)      Distributions
                    If a Participant retires,  dies, terminates  employment,  or incurs a permanent disability,  distributions of his account will be made either in a lump sum  payment or in monthly  installments
               over  a  period   not  to  exceed  the   Participant's,   or  his
               beneficiary's,   life   expectancy.   The   timing  and  form  of
               distributions  are  subject to certain  minimum  balance  and age restrictions as provided by the Plan.

                    Distributions  from the Fort James  Stock  Fund are  payable either in whole shares of Fort James Common Stock, with the value
               of  fractional   shares  paid  in  cash,  or  entirely  in  cash.
               Distributions from the remaining  investment funds are payable in cash.

      (h)      Withdrawals
                    The  Plan  provides  for  both  hardship  and   non-hardship
               withdrawals.  With  limited  exceptions,  after-tax  and rollover
               contributions   may  be   withdrawn   at  any  time.   Before-tax
               contributions may only be withdrawn without penalty at age 59 1/2 or in the event of retirement, death, disability,  termination or financial  hardship.  Financial hardship includes certain medical expenses,  purchase of a primary  residence,  tuition and related education  fees, or to prevent  eviction  from, or foreclosure on the mortgage on, the primary residence. A Participant who reaches age 59 1/2 may elect a one-time  withdrawal of the entire balance in his accounts.

      (i)      Administrative Expenses
                    Significant  expenses of administering the Plan are borne by the Company. These expenses are partially offset by quarterly administrative, loan origination and maintenance, and withdrawal and distribution transaction fees which are charged directly to the Participants' accounts.

      (j)      Trustee and Recordkeeper
                    As of December  31,  1998,  the assets of the Plan were held under an Agreement of Trust with The Bank of New York,  New York,
               New York. State Street Global Advisors, Bloomington, Minnesota, serves as recordkeeper for the Plan.

      (k)      Voting, Tender and Exercise of Other Rights
                    Each  Participant  is  entitled to  exercise  voting  rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If timely instructions are not received from a Participant, the trustee is entitled to vote, tender or exercise similar rights with respect to shares of Fort James Common Stock in the Participant's account as the trustee deems appropriate.

      (l)      Anti-Discrimination Requirements
                    The  Plan  is  required  to  meet  the   anti-discrimination
               requirements  for highly  compensated  employees  as set forth in
               Section  401(k) of the Internal  Revenue Code. For years in which
               the  Plan  does  not  meet  these   requirements,   a  refund  of
               Participant  contributions made by highly  compensated  employees and  the  related  Company  matching  contributions  must be made within two and one-half  months after the close of the Plan year.
               Refunds made to highly  compensated  employees are reflected as a reduction  of  contributions  and  deposits on the  statement  of
               changes  in  net  assets   available  for  benefits,   with  fund
               information.

2.    Summary of Significant Accounting Policies:

      (a)      Basis of Accounting
               The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

      (b)      Cash Equivalents
               All contributions are initially invested in an interest-bearing account pending their investment in the available investment funds. Cash equivalents are stated at cost which approximates market value.

      (c)      Investment Valuation
                    The investments in Fort James Common Stock and Crown Vantage
               Common Stock are stated at market value, based on their closing prices on the New York Stock Exchange Composite Tape on the last trading day of the period. The number of shares and market prices of Fort James Common Stock and Crown Vantage Common Stock held by the Plan as of December 31, 1998 and 1997 were as follows:

                                                       1998                             1997
               --------------------------------------------------------------------------------------------

                                             Shares        Market Price        Shares        Market Price
               ---------------------------------------------------------------------------------------------
               Fort James Common Stock            8,533,671          $40.00       8,824,145          $38.25
               Crown Vantage Common Stock               -               -           594,852            7.00
               =============================================================================================

                    Investments   held  in  the  Fidelity   Balanced  Fund,  the
               Masterworks  S&P 500 Stock Fund,  the JPM Pierpont  Bond Fund and
               the JPM Pierpont Money Market Fund are stated at the market value of shares held by the Plan as of year end. Investments in the IDS
               New Dimensions  Fund are reported at market value or a reasonable approximation thereof,  except for securities maturing in 60 days or less which are valued at amortized cost.

                    Loans to  Participants  are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

      (d)      Security Transactions and Related Investment Income
                    Security transactions are accounted for as of the trade date and dividend  income is recorded as of the dividend  record date.
               Interest income is recorded on the accrual basis. The cost of securities sold is determined on an average cost basis.

      (e)      Realized Gains (Losses) on Common Stock
                    When a Participant  borrows funds,  makes a transfer between funds, or receives a distribution, current cash contributions to the Plan are used to provide the funds. For accounting purposes, the average cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the account of that Participant, and the value of such shares is reallocated to the current
               Participants' contributions. Accordingly, the Plan realizes a gain or loss for the difference between the average cost basis of shares which would have been sold and the fair value of such shares on the distribution date.

      (f)      Net Appreciation (Depreciation) in Fair Value of Investments
                    The Plan  presents in the statement of changes in net assets
               available  for   benefits,   with  fund   information,   the  net
               appreciation  (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      (g)      Contributions and Deposits
                    Both Participant and Company  contributions  are recorded as of the date the Participant contributions are withheld from the Participant's compensation. All contributions are transferred to the trustee within one week after Participant contributions are withheld from compensation.

      (h)      Withdrawals and Distributions
                    Withdrawals and distributions  from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

      (i)      Use of Estimates
                    Financial  statements  prepared in conformity with generally
               accepted   accounting   principles  require  management  to  make
               estimates  and  assumptions  that  significantly  affect  amounts
               reported   therein.   Actual  results  could  differ  from  those
               estimates.

3.   Plan Termination:
          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subjectto the provisions of ERISA.

4.    Separate Investment Fund Option Information:
          The Fort James  Stock Fund  includes  certain  nonparticipant-directed amounts.  Nonparticipant-directed  net assets  available  for benefits were
     $178,569,142  as of December 31, 1998 and  $181,181,671  as of December 31,
     1997. Nonparticipant-directed activity for the year ended December 31, 1998 was as follows:
                                                              1998
      ---------------------------------------------------------------
      Investment income                                   $2,884,867
      Net appreciation in fair value of investments       16,367,273
      Contributions                                       13,047,879
      Distributions                                       12,833,175
      Assets transferred to other funds                      101,814
      ===============================================================

5.    Number of Participants
          There were 18,287 Participants in the Plan as of December 31, 1998 and
     18,884  Participants  as of December 31, 1997.  The number of  Participants investing  in each of the  Plan's  funds as of those  dates was as  follows
     (Participants may be included in more than one fund, as applicable):
                                               1998        1997
      ----------------------------------------------------------
      Fort James Stock Fund                   14,610      15,418
      Crown Vantage Stock Fund                 8,721      10,199
      Fidelity Balanced Fund                   2,364       2,019
      IDS New Dimensions Fund                  4,057       3,884
      Masterworks S&P 500 Stock Fund           3,881       3,246
      JPM Pierpont Bond Fund                   1,104         836
      JPM Pierpont Money Market Fund           1,478       1,369
      ===========================================================

6.    Units and Unit Values:
          The following funds are accounted for on a unitized, daily-valued fund basis. The number of units, which are calculated daily by the recordkeeper, and unit values of net assets as of December 31, 1998, were:

                                                                     Unit
                                                   Units            Value
        --------------------------------------------------------------------
        Fort James Stock Fund                    8,533,671           $40.00
        Fidelity Balanced Fund                   1,415,662            16.36
        IDS New Dimensions Fund                  1,766,487            28.84
        Masterworks S&P 500 Stock Fund           1,884,905            24.61
        JPM Pierpont Bond Fund                   1,148,244            10.45
        JPM Pierpont Money Market Fund          34,365,032             1.00
        ====================================================================



7.   Tax Status:
     The Plan is intended to be a qualified  profit  sharing plan under Sections
     401(a) and 401(k) of the Internal Revenue Code, and as such is not subject to federal income taxes. The Company has received a favorable determination letter from the Internal Revenue Service, dated March 25, 1998, with respect to the qualification of the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and operated in accordance with the applicable requirements of the Internal Revenue Code.

8.   Concentration of Credit Risk:
     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash investments in excess of the Federal Deposit
     Insurance Corporation insurance limit and investments in the various funds.
     Credit and market risk associated with these instruments relates to the performance of the underlying investments. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

9.   Subsequent Events
     Effective  January  1,  1999,  the Plan  was  merged  with the Fort  Howard
     Corporation  Profit  Sharing  Retirement  Plan  and the  Harmon  Associates
     Corporation  Profit Sharing Plan and was renamed the Fort James  401(k)Plan
     (the  "Fort  James  Plan").  Under  the  terms  of  the  Fort  James  Plan,
     Participants may contribute up to 15% of their Annual Base Pay. Matching contributions made by the Company vary by employee group, but generally are equal to 60% of employee contributions up to 10% of Annual Base Pay for salaried employees and 6% of Annual Base Pay for members of collective bargaining units. Participant contributions in excess of these percentages are not matched by the Company. Company discretionary contributions are no longer permitted. Company contributions are made to the Fort James Common
     Stock Fund, but may be transferred to other  investment  funds at any time.
     Other significant provisions of the Fort James Plan are consistent with those of the Plan.

     The Fort James Plan provides for investments in the following core funds:

     Investment Fund                  Objective                                Primary Investments
     -------------------------------- -------------------------------------- --------------------------------------------
     Money Market Fund                Preserve capital                         Cash  instruments with maturities of less
                                                                               than  one  year  such  as  U.S.  Treasury
                                                                               bills,  commercial  paper,  and  bankers'
                                                                               acceptances

     Fixed Income Fund                Maximize    income    returns   while    Bonds   and    other    types   of   debt
                                      attempting to preserve capital           instruments  that typically pay income in
                                                                               the form of interest

     U.S. Equity Fund                 Maximize  returns through both income    Common   stock   issued   by   U.S.-based
                                      and capital appreciation                 companies

     Non U.S. Equity Fund             Maximize   returns   through  capital    Common stock  issued by  companies  based
                                      appreciation                             in countries and regions outside the U.S.

     Fort James Stock Fund            Growth through  capital  appreciation    Common stock of Fort James
                                      without regard to diversification
     ================================ ====================================== ============================================

     Participants may also elect to invest in any of following Combination Funds which are premixed portfolios made up of selected proportions of the Fixed
     Income Fund, the U.S. Equity Fund, and the Non-US Equity Fund.

     Investment Fund                  Objective                                         Core Investment Mix
     -------------------------------- --------------------------------------------- -------------------------------------
     Conservative Fund                Generation    of   current    income    from      60%  Fixed Income Fund
                                      investment  in fixed income  securities  and      30%  U.S. Equity Fund
                                      capital growth through  investment in equity      10%  Non-U.S. Equity Fund
                                      securities of companies worldwide

     Moderate Fund                    Capital growth through  investment in equity      40%  Fixed Income Fund
                                      securities  worldwide and the  generation of      45%  U.S. Equity Fund
                                      current  income  from  investment  in  fixed      15%  Non-U.S. Equity Fund
                                      income securities

     Aggressive Fund                  Capital growth through  investment in equity      20%  Fixed Income Fund
                                      securities worldwide                              60%  U.S. Equity Fund
                                                                                        20%  Non-U.S. Equity Fund
     ================================ ============================================= =====================================

     Also  effective  January 1, 1999,  Northern  Trust  Retirement  Consulting,
     L.L.C. assumed the role of recordkeeper and Northern Trust Company was appointed the trustee for the Fort James Plan.


          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1998


             Identity of Issue                     Description of Investment                            Cost          Current Value
------------------------------------------------------------------------------------------------------------------------------------

Cash equivalents                        Interest rate - variable                                       $ 8,328,427     $ 8,328,427

Fort James Corporation
Common Stock, $0.10 par value*          8,533,671 shares                                               202,243,813     341,346,840

Fidelity Balanced Fund                  Interest in mutual funds at $16.36 per unit                     21,247,004      23,160,227

IDS New Dimensions Fund                 Interest in mutual funds at $28.84 per unit                     39,197,871      50,954,300

Masterworks S&P 500 Stock Fund          Interest in mutual funds at $24.61 per unit                     35,961,017      46,387,499

JPM Pierpont Bond Fund                  Interest in mutual funds at $10.45 per unit                     11,983,681      11,999,326

JPM Pierpont Money Market Fund          Interest in mutual funds at $1.00 per unit                      34,365,032      34,365,032

Participant loans *                     Interest rate - 6% to 11.5%; various maturity dates             18,070,818      18,070,818
====================================================================================================================================

*   Party in interest to the Plan



          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1998


                                                                                                   Expense
                                                                                   Number of      Incurred with             Net Gain
 Identify of Party Involved/Description of Asset   Purchase Price   Selling Price  Transactions    Transactions     Cost     (Loss)
------------------------------------------------------------------------------------------------------------------------------------

I.    Single transactions in excess of 5%:

         None

II.   Series of transactions other than
      securities in excess of 5%:

         None

III.  Series of transactions involving
      securities in excess of 5%:

        * Fort James Corporation Common Stock        $28,008,363                     36      $ 33,182
        * Fort James Corporation Common Stock                       $ 38,626,118     60                  $ 20,109,964   $ 18,516,154

          Morgan Money Market Fund                    24,175,344                     142
          Morgan Money Market Fund                                    18,468,667     116                   18,468,667

          IDS New Dimensions Fund                     13,406,835                     109
          IDS New Dimensions Fund                                     13,004,228     141                   10,434,657      2,569,571

          Stage Coach S&P Fund                        18,494,437                     144
          Stage Coach S&P Fund                                        11,900,867     110                    9,473,733      2,427,134

          Collective Short Term
          Investment Fund                             62,739,639                     260
          Collective Short Term
          Investment Fund                             60,992,735                     274                   60,992,735

IV.   Security transaction with a party
      involved in a single reportable transaction:

          None
====================================================================================================================================


*     Party in interest to the Plan


                    EXHIBITS TO ANNUAL REPORT ON FORM 11-K



The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number                                   Description
------                                   -----------

   4 Fort James 401(K) Plan, Amended and Restated Effective January 1, 1999, filed herewith

  23                Consent of Independent Accountants, filed herewith.







                           SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                JAMES RIVER CORPORATION OF VIRGINIA
                                STOCKPLUS INVESTMENT PLAN



June 24, 1999                  /s/Clifford A. Cutchins, IV
                               Committee Member - Clifford A. Cutchins, IV


June 24, 1999                  /s/Daniel J. Girvan
                               Committee Member - Daniel J. Girvan


June 24, 1999                  /s/Ernst A. Haberli
                               Committee Member - Ernst A. Haberli


June 24, 1999                 /s/R. Michael Lempke
                               Committee Member - R. Michael Lempke


June 24, 1999                /s/William A. Paterson
                               Committee Member - William A. Paterson